

TSX: NGD   NYSE American: NGD

New Gold Announces Tender Offer for its 7.50% Senior Notes due 2027

(All amounts are in U.S. dollars unless otherwise indicated)

March 4, 2025 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) announced today that it has commenced a cash tender offer (the "Tender Offer") to purchase any and all of the outstanding senior notes (the "Notes") listed in the following table upon the terms and conditions described in New Gold's Offer to Purchase, dated March 4, 2025 (the "Offer to Purchase").

Title of Security	CUSIP Numbers	Principal Amount Outstanding	Purchase Price per $1,000 of Notes (1)
7.50% Senior Notes due 2027	644535 AH9 (Rule 144A) / C62944 AD2 (Regulation S)	$400,000,000	$1,008.00

(1)   Holders whose Notes are purchased will also receive accrued and unpaid interest thereon from the last interest payment date up to, but not including, the settlement date.

The Tender Offer is being made pursuant to the terms and conditions contained in the Offer to Purchase and Notice of Guaranteed Delivery, copies of which may be obtained from D.F. King & Co., Inc., the tender agent and information agent for the Tender Offer, by emailing NGD@dfking.com or by calling (800) 207-2872 or, for banks and brokers, (212) 269-5550. Copies of the Offer to Purchase and Notice of Guaranteed Delivery are also available at the following web address: www.dfking.com/NGD.

The Tender Offer will expire at 5:00 p.m., New York City time, on March 13, 2025 unless extended or earlier terminated (such time and date, as the same may be extended, the "Expiration Time"). Tendered Notes may be withdrawn at any time before the Expiration Time. Holders of Notes must validly tender and not validly withdraw their Notes (or comply with the procedures for guaranteed delivery) before the Expiration Time to be eligible to receive the consideration for their Notes.

Settlement for Notes tendered prior to the Expiration Time and accepted for purchase will occur promptly after the Expiration Time, which is expected to be March 18, 2025 assuming that the Tender Offer is not extended or earlier terminated. The settlement date for any Notes tendered pursuant to a Notice of Guaranteed Delivery is expected to also be on March 18, 2025, subject to the same assumption.

Additionally, New Gold intends, but is not obligated, to redeem any Notes that are not tendered in the Tender Offer on or about July 15, 2025, at the then-applicable redemption price of 100.00% of the principal amount, plus accrued and unpaid interest to, but excluding, the redemption date (the "Redemption"). However, there can be no assurance that any Notes will be redeemed.

The Tender Offer is conditioned upon the satisfaction of certain conditions, including the completion of a contemporaneous notes offering (the "Notes Offering") by New Gold on terms and conditions (including, but not limited to, the amount of proceeds raised in such Notes Offering) satisfactory to New Gold. The Tender Offer is not conditioned upon any minimum amount of Notes being tendered. The Tender Offer may be amended, extended, terminated or withdrawn. New Gold intends to use the net proceeds of the Notes Offering to fund the Tender Offer and Redemption and to pay related fees and expenses.

New Gold has retained BofA Securities and BMO Capital Markets to serve as Dealer Managers for the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to BofA Securities at +1 (980) 387-9534 (collect), +1 (888) 292-0070 (toll-free) or debt_advisory@bofa.com or BMO Capital Markets at +1 (212) 702-1840 (collect), +1 (833) 418-0762 (toll-free) or LiabilityManagement@bmo.com.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any Notes in the Tender Offer and does not constitute a notice of redemption for the Notes. In addition, this press release is not an offer to sell or the solicitation of an offer to buy any securities issued in connection with any contemporaneous Notes Offering, nor shall there be any sale of the securities issued in such offering in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.



About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to the environment and social responsibility.

For further information, please contact:

Ankit Shah
Executive Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than of historical fact, that address activities, events or developments that New Gold believes, expects or anticipates will or may occur in the future are forward-looking statements. Without limiting the generality of the foregoing, forward-looking statements contained in this press release specifically include statements regarding the timing and outcome of the Tender Offer and the Redemption, completion and timing of the Notes Offering and the use of proceeds therefrom. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Any forward-looking statement applies only as of the date on which such statement is made, and New Gold does not intend to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.